

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2011

By U.S. Mail and Facsimile to (212) 640-1285

Daniel T. Henry
Executive Vice President and Chief Financial Officer
American Express Company
200 Vesey Street, World Financial Center
New York, NY 10285

    Re: **American Express Company**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Form 10-Q for the Fiscal Quarter Ended September 30, 2010
             File No. 001-07657

Dear Mr. Henry:

      We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

                          Sincerely,

                          Kevin W. Vaughn
                          Accounting Branch Chief